ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

April 19, 2018	Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (“Trust I”)

Pax World Funds Series Trust III (File Nos. 333-194601, 811-22935) (“Trust III” and, together with Trust I, the “Registrants” and each series of the Registrants, a “Fund”)

Dear Ms. Browning:

I am writing on behalf of the Registrants to respond to one of the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) that you provided by telephone on March 14, 2018 in connection with Post-Effective Amendment No. 88 for Trust I and Post-Effective Amendment No. 10 for Trust III, each filed with the Commission on March 1, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, as amended. That comment and the Registrants’ response are set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus. The Registrants expect to begin printing the May 1, 2018 prospectus on or about Monday, April 23, 2018. A separate letter will be submitted via EDGAR correspondence responding to the remainder of the comments provided by Staff on March 14, 2018.

1.	Comment. Approximately one week prior to the Registrants’ 485(b) filing going effective, please submit to the Staff, via EDGAR correspondence, the following information, which is required to be included in the registration statement by Items 3 and 4 of Form N-1A: (i) annual fund operating expenses, (ii) expense examples, (iii) portfolio turnover and (iv) performance.

Response. The Registrants note that the requested information for each Fund has been attached hereto as Appendix A.

Please direct any questions concerning this filing to me at 415-315-2306.

Sincerely,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

Enclosure

cc:	Joseph F. Keefe, Esq.

Brian D. McCabe, Esq.

Appendix A